UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CELL MEDX CORP.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

15115X 107
(CUSIP Number)

JEAN M. ARNETT and BRADLEY S. HARGREAVES
121-3989 Henning Drive
Burnaby, British Columbia, Canada V5C 6P8
Tel:  (604) 630-5740
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

CUSIP No. 15115X 107

1		NAME OF REPORTING PERSONS JEAN M. ARNETT
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ NOT APPLICABLE
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION CANADIAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000 SHARES
	8	SHARED VOTING POWER NOT APPLICABLE
	9	SOLE DISPOSITIVE POWER 5,000,000 SHARES
	10	SHARED DISPOSITIVE POWER NOT APPLICABLE
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 15115X 107
1		NAME OF REPORTING PERSONS BRADLEY S HARGREAVES
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ NOT APPLICABLE
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION CANADIAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000 SHARES
	8	SHARED VOTING POWER NOT APPLICABLE
	9	SOLE DISPOSITIVE POWER 5,000,000 SHARES
	10	SHARED DISPOSITIVE POWER NOT APPLICABLE
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 15115X 107

ITEM 1.                      SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Cell MedX Corp., a Nevada corporation (the “Company”).  The principal executive offices of the Company are located at 4575 Dean Martin Drive, STE 2206, Las Vegas, NV 89103.

ITEM 2.                      IDENTITY AND BACKGROUND

(a)
This Statement is being filed by Jean M. Arnett and Bradley S. Hargreaves (Ms. Arnett and Mr. Hargreaves collectively being the “Reporting Persons”). Ms. Arnett and Mr. Hargreaves are each other’s spouses.

(b)	The business address of the Reporting Persons is 121-3989 Henning Drive, Burnaby, BC Canada V5C 6P8

(c)
Ms. Arnett is currently the Vice President, Corporate Strategy for the Company and Mr. Hargreaves is currently the Vice President of Technology and Operations for the Company.  The Company’s principal executive offices are located at 4575 Dean Martin Drive, STE 2206, Las Vegas, NV 89103.

(d)	The Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
The Reporting Persons have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Persons are citizens of Canada.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The securities listed as beneficially owned by the Reporting Persons are held directly by the respective Reporting Persons. All securities directly held by the Reporting Persons were acquired in a private transaction with a shareholder of the Company using the Reporting Persons’ own funds or through the grant of stock options as partial consideration under the terms of a Technology Purchase Agreement (as defined below).

On November 17, 2014, Ms. Arnett and Mr. Hargreaves each purchased 5,000,000 shares of the Company’s Common Stock from Mario Gregorio at a purchase price of $0.001 per share.  The Reporting Persons paid the purchase price for the shares out of their own funds.

In addition to these shares, on November 25, 2014, the Company issued to each of Ms. Arnett and Mr. Hargreaves options to purchase up to 10,000,000 shares of the Company’s common stock (20,000,000 in total) exercisable at a price of $0.05 USD per share (the “Options”).  The Options were issued pursuant to that Technology Purchase Agreement between the Reporting Persons and the Company dated effective as of the 16th day of October 2014 and by that Amendment No. 1 to the Technology Purchase Agreement dated effective as of the 28th day of October 2014 and by that Amendment No. 2 to the Technology Purchase Agreement dated effective as of the 13th day of November 2014 (as amended, the “Technology Purchase Agreement”). The Options were issued in partial consideration for the sale and transfer by the Reporting Persons of the Technology as that term is defined in the Technology Purchase Agreement.  Exercise of the Options is subject to certain vesting conditions based on the design, initiation and completion of clinical trials for the technology transferred to the Company pursuant to the Technology Purchase Agreement.  On November 30, 2014, the Reporting Persons and the Company agreed to amend the terms of the Options to re-define the clinical trials to be conducted.  As amended, the Options vest as follows:

(a)	12.5% of the Options will vest upon the design and commencement of the First Clinical Trial;

CUSIP No. 15115X 107

(b)
12.5% of the Options will vest upon the completion of the First Clinical Trial and the delivery to the Company of a final white paper authored by the trial researchers for the First Clinical Trial discussing the results of the First Clinical Trial;

(c)	12.5% of the Options will vest upon the design and commencement of the Second Clinical Trial;

(d)
12.5% of the Options will vest upon the completion of the Second Clinical Trial and the delivery to the Company of a final white paper authored by the trial researchers for the Second Clinical Trial discussing the results of the Second Clinical Trial;

(e)	25% of the Options will vest upon the design and commencement of the Third Clinical Trial; and

(f)
25% of the Options will vest upon the completion of the Third Clinical Trial and the delivery to the Company of a final white paper authored by the trial researchers for the Third Clinical Trial discussing the results of the Third Clinical Trial.

The “First Clinical Trial” means a pilot clinical trial conducted on human subjects designed to test the safety and efficacy of the e-balance Technology as an adjunctive treatment for diabetes mellitus. Objectives for this trial will include the identification of markers of improved diabetic control, insight into optimal treatment parameters, magnitude and timing of clinical effects, and measurement of overall efficacy while monitoring for any potential adverse effects.

The “Second Clinical Trial” means a controlled clinical trial conducted on human subjects to evaluate the safety and efficacy of the e-balance Technology in a more formal multicenter format.  Specific objectives and study endpoints will be informed by the results of the pilot clinical trial. The magnitude of the e-balance Technology’s bioelectric impacts on diabetes management and outcomes will be investigated over a longer time frame, while seeking to establish optimal prescriptions of current dosing, frequencies, timing, waveform, pulsing, and patterning.  The Second Clinical Trial will also include a series of investigations in vitro and in diabetic model animals to further elucidate mechanisms of action, limits of dosing safety, and to explore for occult adverse effects of bioelectrical therapies.

The “Third Clinical Trial” means a formal, controlled & blinded clinical trial conducted on human subjects designed to demonstrate efficacy and safety of the e-balance device, adhering to the rigorous standards of an FDA approved and monitored Investigational New Device, and producing data adequate to support the Pre-Marketing Approval (PMA) application as well as subsequent filings with regulatory agencies in non-U.S. jurisdictions. The claims for the device will be driven by the discoveries of the first two clinical trials as well as animal safety data. The study design will examine the efficacy of e-balance Technology in ameliorating the signs and symptoms of diabetes mellitus, reducing the incidence and/or impact of common complications of diabetes, and improving overall diabetes control. The cost implications of such benefits will also be examined.

Any Options that vest and become exercisable will expire on the 5th year anniversary of the particular vesting date.  Any Options that have not vested will expire on December 31, 2019, subject to certain early termination provisions upon the death of the optionee, or if the optionee ceases to act for the Company in any capacity either voluntarily or as a result of a termination or removal for cause.

ITEM 4.                      PURPOSE OF TRANSACTION

The Reporting Person’s acquisition of beneficial ownership over the Company’s Shares was made for investment purposes.

On November 25, 2014, in conjunction with the closing of the transactions contemplated in the Technology Purchase Agreement, the following persons were appointed as directors and officers of the Company:

Name	Position
Frank E. McEnulty	Director and President and Chief Executive Officer
Jean M. Arnett	Director and Vice President, Corporate Strategy
Bradley S. Hargreaves	Vice President, Technology and Operations
Yanika Silina	Chief Financial Officer, Treasurer and Secretary

CUSIP No. 15115X 107

Pursuant to the terms of the Technology Purchase Agreement, Mr. Hargreaves and Ms. Silina are expected to be appointed as directors of the Company no earlier than 10 days after an information statement complying with the provisions of Rule 14f-1 of the Securities Exchange Act of 1934 (the “Exchange Act”) is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to the Company’s stockholders of record. Except for the forgoing, no changes in control of the Company has occurred since the beginning of the Company’s last fiscal year or are expected to occur.

Other than as described above, or the potential future exercise of the Options upon their vesting, as of the date hereof, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s Articles of Incorporation or other actions which may impede the acquisition of control of the Company by any person;

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of November 25, 2014, the Reporting Persons beneficially owned the following securities of the Issuer:

Name	Title of Security	Amount	Percentage of Shares of Common Stock(1)
Jean M. Arnett	Common Stock	5,000,000 Shares(2) (direct)	16.1%
Bradley S. Hargreaves	Common Stock	5,000,000 Shares(2) (direct)	16.1%

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement.

CUSIP No. 15115X 107

(1)
Applicable percentage of ownership is based on 31,000,000 Shares outstanding as of November 25, 2014 plus any securities held by such security holder exercisable for or convertible into common shares within sixty (60) days after the date of this Report, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(2)
In addition to the shares listed as directly owned by Ms. Arnett and Mr. Hargreaves, on November 25, 2014, Ms. Arnett and Mr. Hargreaves were each granted options for the purchase of up to 10,000,000 shares (20,000,000 shares in total) of the Company’s common stock at an initial exercise price of $0.05 USD per share (the “Options”). A description of the vesting terms of the Options is provided under Item 3 of this Information Statement. As the Options have not yet vested and are not yet exercisable, the shares underlying the Options have not been included as beneficially owned by the Reporting Persons for the purposes of the above table. Ms. Arnett and Mr. Hargreaves are each other’s spouses. However, the shares beneficially owned by Ms. Arnett have not been listed as indirectly held by Mr. Hargreaves and vice versa for purposes of the above table.

(b)	Power to Vote and Dispose of the Issuer Shares:

Sole Power

Ms. Arnett has the sole power to vote or to direct the vote of the Shares held in her name and has the sole power to dispose of or to direct the disposition of the Shares held in her name. Mr. Hargreaves has the sole power to vote or to direct the vote of the Shares held in his name and has the sole power to dispose of or to direct the disposition of the Shares held in his name

Shared Power

None.

(c)	Transactions Effected During the Past 60 Days:

Except for those transactions described in Item 3 of this Information Statement, the Reporting Persons have not effected any transactions in the Issuer’s securities during the 60 days prior to the date hereof.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

CUSIP No. 15115X 107

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS.

1.	Joint Filing Agreement between Jean M. Arnett and Bradley S. Hargreaves.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2014
_________________________________________
Date

/s/ Jean M. Arnett
_________________________________________
JEAN M. ARNETT

December 1, 2014
_________________________________________
Date

/s/ Bradley S. Hargreaves
_________________________________________
BRADLEY S. HARGREAVES

CUSIP No. 15115X 107

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock of Cell MedX Corp. beneficially owned by each of them and further agree that this Joint Filing Agreement may be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 1st day of December, 2014.

/s/ Jean M. Arnett
                       _________________________________________
JEAN M. ARNETT

/s/ Bradley S. Hargreaves
_________________________________________
BRADLEY S. HARGREAVES